17004631

SEC
Mail Processing
Section

FEB 27 2017

Washington DC
416

aWB

UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67231

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CenterPoint M & A Advisors, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21550 Oxnard Street, Suite 960
(No. and Street)

Woodland Hills (City) CA (State) 91367 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Bandouveris 818-593-7907 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18425 Burbank Blvd., #606 (Address) Tarzana (City) CA (State) 91356 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BS

OATH OR AFFIRMATION

I, Chris Bandouveris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CenterPoint M & A Advisors, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

Signature

CEO

Title

Notary Public

TIM GERSDORFF
Commission # 2077786
Notary Public - California
Los Angeles County
My Comm. Expires Sep 10, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
CenterPoint M&A Advisors, Inc.
Woodland Hills, California

I have audited the accompanying statement of financial condition of CenterPoint M&A Advisors, Inc. as of December 31, 2016 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of CenterPoint M&A Advisors, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CenterPoint M&A Advisors, Inc. as of December 31, 2016 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2016 (Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)) has been subjected to audit procedures performed in conjunction with the audit of CenterPoint M&A Advisors, Inc.'s financial statements. The supplemental information is the responsibility of CenterPoint M&A Advisors, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on supplemental information, I evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 21, 2017

CenterPoint M&A Advisors, Inc.
Statement of Financial Condition
December 31, 2016

Assets

Cash	$	188,425
Prepaid expense		1,594
Accounts Receivable		-
Deposits		1,303
Property & Equipment, net of accumulated depreciation of $94,030		3,589
Total assets	$	194,911

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable and accrued expenses	$	10,400
Total liabilities		10,400
Commitments and contingencies		
Stockholders' equity		
Common stock, $1 par value, 2,000 shares authorized, 2,000 shares issued and outstanding		2,000
Retained earnings		708,643
Additional paid-in capital		48,000
Capital Distributions		(574,132)
Total stockholders' equity		184,511
Total liabilities and stockholders' equity	$	194,911

The accompanying notes are an integral part of these financial statements.

CenterPoint M&A Advisors, Inc.
Statement of Income
For the Year Ended December 31, 2016

Revenues	
Advisory fees	$ 1,331,878
Interest income	132
Total revenues	1,332,010
Expenses	
Employee compensation and benefits	464,347
Occupancy expense	42,104
Professional fees	40,674
Communications	14,649
Other operating expenses	189,555
Total expenses	751,329
Net income (loss) before income tax provision	580,681
Income tax provision	8,700
Net income (loss)	$ 571,981

The accompanying notes are an integral part of these financial statements.

CenterPoint M&A Advisors, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2016

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2015	$ 2,000	$ 48,000	$ 136,662	$ 186,662
Distributions			(574,132)	$ (574,132)
Net income (loss)	-	-	571,981	571,981
Balance at December 31, 2016	$ 2,000	$ 48,000	$ 134,511	$ 184,511

The accompanying notes are an integral part of these financial statements.

CenterPoint M&A Advisors, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2016

Cash flow from operating activities:		
Net income (loss)		$ 571,981
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation expense	$ 4,628	
(Increase) decrease in assets:		
Prepaid expense	260	
Accounts Receivable	3,500	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	4,361	
Income taxes payable	7,900	
Total adjustments		20,649
Net cash provided by (used in) operating activities		592,630
Net cash provided by (used in) in investing activities		-
Net cash provided by (used in) financing activities		(574,132)
Net increase (decrease) in cash		18,498
Cash at beginning of year		177,827
Cash at end of year		$ 196,325
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ -	
Income taxes	$ 800	

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

CenterPoint M&A Advisors, Inc. (the "Company") was incorporated in the State of California on January 20, 2004. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including a) Private placements of securities on a best efforts basis only, b) merger and acquisition, and c) other corporate finance advisory services.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company receives fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned. The Company also receives success fees when transactions are completed. Success fees are recognized when earned, the Company has no further continuing obligations, and collection is reasonably assured.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

With the consent of its shareholders, the Company has elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholders are individually taxed on the Company's taxable income; therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum franchise tax and a tax rate of 1.5% over the minimum franchise fee of $800.

Note 2: INCOME TAXES

As discussed in Note 1, the Company has elected the S Corporate tax status; therefore, no federal income tax provision is included in these financial statements. The tax provision reported is the California franchise tax of $8,700.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements, year ending December 31, 2013, 2014 and 2015. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2016, the IRS has not proposed any adjustment to the Company's tax position.

Note 3: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classifications as follows:

Note 3: PROPERTY AND EQUIPMENT, NET (CONTINUED)

			Useful Life
Computers	$	43,639	5
Furniture & fixtures		22,710	5-7
Office equipment		31,270	5-7
Total cost of property and equipment		97,619	
Less: accumulated depreciation		(94,030)	
Property and equipment, net	$	3,589	

Depreciation expense for the year ended December 31, 2016 was $4,628.

Note 4: PROFIT SHARING PLAN

The Company's profit sharing plan also contains a 401(k) plan feature. The plan is for the benefit of all eligible employees with an employer matching feature. The Company may make discretionary contributions as determined by management. During the year ended December 31, 2016, the Company made contributions of $70,000. For year ending December 31, 2016, there were no employee contributions.

Note 5: RELATED PARTY TRANSACTIONS

The Company's lease agreement for office space is in the name of its two shareholders and the Company, and is guaranteed by both shareholders. CenterPoint M&A Advisors absorbs the entire expense of this lease.

Note 6: COMMITMENTS AND CONTINGENCIES

Commitments

The Company entered into a lease agreement for office space under a non-cancellable lease on December 31, 2003. A fifth amendment commenced to that lease on October 1, 2016 and expires on September 30, 2019. Occupancy expense for the year ending December 31, 2016 was $42,104.

Note 6: COMMITMENTS AND CONTINGENCIES (CONTINUED)

Future annual minimum annual payments are as follows: 2017 - $38,308, 2018 - $39,458 and 2019 $33,071.

Note 7: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

Other than mentioned above in Note 6, the Company has issued no guarantees at December 31, 2016 or during the year then ended.

Note 8: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements as of February 21, 2017. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2016, the Company had net capital of $163,024 which was $158,024 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness $6,039 to net capital was 0.06 to 1, which is less than the 15 to 1 maximum allowed.

Note 10: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is no difference between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding FOCUS part IIA.

CenterPoint M&A Advisors, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2016

Computation of net capital				
Common Stock	$	2,000		
Additional paid-in capital		48,000		
Distributions		(574,132)		
Retained earnings		708,643		
Total stockholders' equity			$	184,511
Less: Non-allowable assets				
Prepaid expense		(1,595)		
Accts Receivable		-		
Deposits		(1,303)		
Property, plant & equipment		(3,589)		
Total non-allowable assets				(6,487)
Net Capital before haircuts				178,024
Less: Haircuts on securities				
Haircut on Fidelity Bond		(15,000)		
Total haircuts on securities				(15,000)
Net Capital				163,024
Computation of net capital requirements				
Minimum net capital requirements				
6 2/3 percent of net aggregate indebtedness	$	693		
Minimum dollar net capital required	$	5,000		
Net capital required (greater of above)				(5,000)
Excess net capital			$	158,024
Ratio of aggregate indebtedness to net capital		0.06 : 1		

There was a difference of $0.00 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2016.

CenterPoint M&A Advisors, Inc.
Schedule II - Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2016

A computation of reserve requirements is not applicable to CenterPoint M&A Advisors, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

CenterPoint M&A Advisors, Inc.
Schedule III - Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3
As of December 31, 2016

Information relating to possession or control requirements is not applicable to CenterPoint M&A Advisors, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

Assertions Regarding Exemption Provisions

I, as a member of management of CenterPoint M & A Advisors, Inc. ("the Company"), is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker's or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3(k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2016 through December 31, 2016.

CenterPoint M & A Advisors, Inc.

By:

Harold Christopher Benson, CEO
(Name and Title)

February 21, 2017
(Date)

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
CenterPoint M&A Advisors, Inc.
Woodland Hills, California

I have reviewed management's statements, included in the accompanying CenterPoint M&A Advisors, Inc. Exemption Report in which (1) CenterPoint M&A Advisors, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which CenterPoint M&A Advisors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and 2 CenterPoint M&A Advisors, Inc. stated that CenterPoint M&A Advisors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. CenterPoint M&A Advisors, Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about CenterPoint M&A Advisors, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 21, 2017